UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Jorge F. Scarinci
Chief Financial Officer
Macro Bank Inc.
Avenida Eduardo Madero 1172, 24th Floor
C1106ACY City of Buenos Aires
Argentina

Re: Macro Bank Inc.
Form 20-F for Fiscal Year Ended December 31, 2024
Response Dated September 30, 2025
File No. 001-32827

Dear Jorge F. Scarinci:

We have reviewed your September 30, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2025 letter.

Form 20-F for Fiscal Year Ended December 31, 2024

Analysis of the allowance for loan losses and other financing, page 134

1. We acknowledge your response to prior comment one. Please revise future filings to provide qualitative information, including a narrative explanation, to explain the reasons for the changes in the expected credit loss (“ECL”) allowance during each period presented. Refer to IFRS 7.35H, .35I and .B8D for guidance.

Credit loss expense on financial assets, page 162

2. We acknowledge your response to prior comment two. Please address the following:

- Please tell us and revise future filings, as needed, to define "Charged-off Loans" and "Amounts Written Off" clearly identifying the differences between each term

as used in your prior reconciliation.

- Please provide us a reconciliation showing how the credit loss expense recognized for 2024 and 2023 is presented in the ECL rollforward line-items on page 134. Please separately identify amounts related to each various cause (e.g., "Charged-off Loans" and IAS 29 restatement).
- Please consider revising your ECL rollfoward, supporting disclosure or other disclosure in future filings to more clearly show the relationship between the credit loss recognized in the income statement and the line-items included in the ECL rollforward.

Please contact Victor Cecco at 202-551-2064 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Paola Gayoso